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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             PIERCING PAGODA, INC.
                           (Name of Subject Company)

                             PIERCING PAGODA, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   720773100
                     (CUSIP Number of Class of Securities)

                               JOHN F. EUREYECKO
                     PRESIDENT AND CHIEF OPERATING OFFICER
                                3910 ADLER PLACE
                         BETHLEHEM, PENNSYLVANIA 18017
                            TELEPHONE: 610-691-0437
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                WITH A COPY TO:

                             JASON M. SHARGEL, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                                1650 ARCH STREET
                                   22ND FLOOR
                          PHILADELPHIA, PA 19103-2097
                            TELEPHONE: 215-977-2000
                            FACSIMILE: 215-977-2740

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Piercing Pagoda, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices are 3910 Adler Place, Bethlehem, Pennsylvania 18017,
(610) 691-0437. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares"). As of the close of business on August 11, 2000 there were 8,941,239 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This Schedule 14D-9 relates to a tender offer by Jewelry Expansion Corp., a Delaware corporation ("Merger Subsidiary") and an indirect wholly owned subsidiary of Zale Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated August 22, 2000 (the "Schedule TO") to purchase all outstanding Shares, at a price of $21.50 per Share, net to the seller in cash, without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as amended or supplemented from time to time constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 11, 2000, (the "Merger Agreement"), among Parent, Merger Subsidiary and the Company, which, among other things, provides for: (i) the making of the Offer by Merger Subsidiary, subject to the conditions set forth in the Offer to Purchase and the conditions and terms of the Merger Agreement; (ii) the subsequent merger of Merger Subsidiary with and into the Company (the "Merger"); and (iii) the settlement of the Company's outstanding stock options for an amount equal to the product of (a) the excess, if any, of the Offer Price over the applicable exercise price and (b) the number of shares subject to the applicable options. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding at the Effective Time (other than Shares held in the treasury of the Company or held by Merger Subsidiary or Parent or their subsidiaries, or Shares held by stockholders validly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law ("Delaware Law" or the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

     As set forth in the Schedule TO, the address of the principal executive offices of Merger Subsidiary and Parent is 901 West Walnut Hill Lane, Irving, Texas 75038-1003.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     All material agreements, arrangements and understandings and any actual or potential conflict of interest between the Company or its affiliates, and: (1) its executive officers, directors or affiliates or (2) Merger Subsidiary, its executive officers, directors or affiliates, are described in the attached Annex II and are incorporated herein by reference, or are set forth or described below.

     Annex II is being furnished to the Company's stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Merger Subsidiary's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

EMPLOYMENT AND RELATED AGREEMENTS

     The Company currently does not have any employment agreements with its executive officers.

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     Under the Merger Agreement, Parent has agreed to provide retention and severance benefits to current employees of the Company consistent with Parent's severance plan and retention policies. Based upon an employee's length of service to the Company and depending upon the employee's employment classification, the minimum severance received will be two weeks of pay and the maximum will be nine months of pay. Generally, executive officers of the Company at the level of senior vice president or above (excluding Messrs. Penske and Eureyecko, who are not entitled to retention or severance except as described in the following paragraph) would be eligible for severance equal to one month of pay per year of service, with a minimum of three months and a maximum of nine months. The amounts of severance payments for which Mr. Hollander, Mr. Clauser and Ms. Zondag, the three executive officers at the highest classification, would be eligible under the Merger Agreement are $45,000, $127,500 and $127,500, respectively. The amounts of retention payments for which Mr. Hollander, Mr. Clauser and Ms. Zondag would be eligible under the Merger Agreement are $45,000, $42,500 and $42,500, respectively. In addition to the foregoing, Parent has agreed to provide an aggregate of $500,000 as additional severance to be allocated to various employees prior to the closing of the contemplated transactions as mutually agreed by Parent and the Company.

     Parent and the Company have an oral understanding with John F. Eureyecko, the Company's current President and Chief Operating Officer, that the Company will enter into an employment agreement with Mr. Eureyecko. Under such agreement, Mr. Eureyecko would be employed at his current annual salary through September 30, 2001. Mr. Eureyecko may also be entitled to an annual bonus contingent on meeting certain financial objectives established for the Company. Under such agreement, Mr. Eureyecko would receive, in a lump sum payment, twice his annual base salary in the event he is terminated without cause or required to relocate or at the end of the natural expiration of the employment agreement. Parent and the Company anticipate that the agreement will include customary non-competition and non-solicitation provisions that would extend two years after Mr. Eureyecko's employment terminates.

RESTRICTIVE COVENANT AGREEMENT

     The Company and Parent have entered into a Restrictive Covenant Agreement, dated August 11, 2000, with Richard H. Penske, Chief Executive Officer of the Company. Pursuant to the Restrictive Covenant Agreement, Mr. Penske has agreed that, during the five year period following the purchase of Shares in the Offer by Purchaser, he will not, without the prior consent of Parent, enter into or take any action in furtherance of a Competitive Position (as defined in the Restrictive Covenant Agreement) within North America. However, under the Restrictive Covenant Agreement, Mr. Penske will be permitted to open one retail jewelry store after a period of three years from the date of the Restrictive Covenant Agreement.

     The Restrictive Covenant also provides that during the five year period following the purchase of Shares in the Offer by Purchaser, Mr. Penske will not, without the prior written consent of Parent, either directly or indirectly, for or on behalf of any Competing Business (as defined in the Restrictive Covenant Agreement) solicit, entice or induce any customer, supplier or distributor of the Company (or any actively sought prospective customer, supplier or distributor of the Company) with whom or with which Mr. Penske had direct contact prior to August 11, 2000. In addition, Mr. Penske has agreed that during the five year period following the purchase of Shares in the Offer by Purchaser, he will not, without the written consent of Parent, either directly or indirectly, alone or in conjunction with any other person or entity, solicit or attempt to solicit any key or material employee, consultant, contractor or other personnel of Parent or the Company or to violate the terms of any agreement or understanding between the employee, consultant, contractor or other person and Parent or the Company.

     The Restrictive Covenant Agreement also provides that Mr. Penske will not, without the prior written consent of Parent, distribute, sell, market, publish, disclose, transfer, assign, disseminate or otherwise communicate to any other person or entity, or use, copy or appropriate for or on behalf of himself or any other person or entity, (i) any Confidential Information (as defined in the Restrictive Covenant Agreement) for a period of five years from the date of the purchase of Shares in the Offer by Purchaser, or (ii) any Trade Secret (as defined in the Merger Agreement) at any time during which such information constitutes a trade secret under applicable law.

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EMPLOYEE STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan provides an opportunity for eligible employees to make regular periodic purchases of the Shares through payroll deductions at the reduced price of 85% of the Fair Market Value (as defined in the Employee Stock Purchase Plan) of such Shares. Effective August 4, 2000, the Company terminated withholding of amounts pursuant to the Company's Employee Stock Purchase Plan. Shares will be issued on account of amounts withheld prior to that date.

AGREEMENTS WITH OPTION HOLDERS

     As described below under "The Merger Agreement -- Employee Stock Options," pursuant to the terms of the Merger Agreement, holders of Options (as defined below) are entitled to receive, whether or not exercisable or vested, a cash payment from the Company at the Effective Time (as defined in the Merger Agreement) in an amount equal to the product of: (i) the excess, if any, of the Offer Price over the exercise price of each such Option and (ii) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). As of the Effective Time, the Options and the related plans and agreements shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be canceled.

AGREEMENTS WITH AFFILIATES

     The Company has entered into a License Agreement, dated November 1, 1995 (the "License Agreement") with its wholly owned subsidiary, Ears, Inc., under the terms of which (i) Ears, Inc. grants a license to use the Intellectual Property (as defined in the License Agreement) to the Company, and (ii) the Company agrees to pay royalties to Ears, Inc. In connection with amounts to be paid under the License Agreement, the Company has issued a promissory note to Ears, Inc. in the principal amount of up to $35 million.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is an exhibit hereto and is incorporated herein by reference. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

     THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Antitrust Condition and certain other conditions that are described in "Section 14. Certain Conditions of the Offer" of the Offer to Purchase. Purchaser and Parent have agreed that no change in the Offer may be made that decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, changes the form of the consideration payable in the Offer, alters or changes the Conditions to the Offer as set forth in "Section 14. Certain Conditions of the Offer," waives the Minimum Condition or modifies or amends any other condition to the Offer in any manner that is materially adverse to the holders of Shares.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become an indirect wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares owned by Parent, the Company, or any subsidiary of Parent or the Company, and any Shares that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be canceled and converted automatically into the right to receive the Transaction Consideration.
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     Pursuant to the Merger Agreement, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

     Subject to the Merger Agreement at the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation. Subject to the Merger Agreement, at the Effective Time, the Bylaws of Company, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation.

     STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company, acting through its Board, shall, if required by Delaware Law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following expiration or termination of the Offer at which the Merger Agreement shall be submitted to the Company's stockholders for the purpose of acting on the Merger Agreement (the "Stockholders' Meeting"). If the Minimum Condition is satisfied and Purchaser acquires in the Offering at least a majority of the outstanding Shares, Purchaser shall have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     PROXY STATEMENT. The Merger Agreement provides that the Company shall, if approval of the Company's stockholders is required by Delaware Law to consummate the Merger, promptly following consummation of the Offer, file with the Commission under the Exchange Act a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares at the earliest practicable time. The Company has agreed to include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the Merger and shall use all reasonable efforts deemed necessary and advisable to secure the vote from its stockholders required under applicable law, the Company's Restated Certificate of Incorporation and the Company's By-Laws for approval of the Merger Agreement and the Merger. Parent and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Delaware Law, as promptly as practicable after such acquisition, without a meeting of the Company's stockholders.

     CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to such time at which the directors of the Company affiliated with Parent constitute a majority of the Company's Board of Directors (the "Board Transition Date"), the Company and its subsidiaries will each conduct its operations according to its ordinary course of business, in a manner consistent with past practice. The Merger Agreement provides that except as contemplated therein, neither the Company nor any of its subsidiaries will, prior to the Board Transition Date, without the prior written consent of Parent:

          (a) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (i) additional shares of capital stock of any class of the Company (other than shares of Common Stock that may be issued pursuant to the Company's Employee Stock Purchase Plan in connection with amounts withheld on or before August 4, 2000) or its subsidiaries, or securities convertible into or exchangeable for any such shares, or any options, warrants, calls, subscriptions or other rights to acquire any such shares or other convertible or exchangeable securities, other than such issuance of Shares pursuant to the exercise of Options outstanding on the date of the Merger Agreement, or (ii) any other securities in respect of, in lieu of or in substitution for, Shares outstanding on the date of the Merger Agreement;

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          (b) purchase, repurchase, redeem or otherwise acquire, or propose to purchase, repurchase, redeem or otherwise acquire, any outstanding shares of capital stock of the Company;

          (c) declare, set aside or pay any dividend or distribution on any Shares, or redeem or otherwise acquire any shares of capital stock of the Company;

          (d) propose or adopt any amendments to its Restated Certificate of Incorporation or By-Laws;

          (e) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any material assets of the Company or any subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

          (f) reclassify, combine, split, subdivide any of its capital stock;

          (g) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets, other than pending acquisitions or minority investments, in each case publicly announced prior to the date of the Merger Agreement, or, with respect to the acquisition of assets, in the ordinary course of business consistent with past practice;

          (h) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and in a manner consistent with past practice;

          (i) authorize, or make any commitment with respect to (i) any capital expenditures in excess of $250,000 in the aggregate per month, (ii) any single capital expenditure which is in excess of $50,000 or (iii) any single capital project that is reasonably likely to cost $75,000 or more in the aggregate for the Company and the subsidiaries taken as a whole, (iv) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly owned subsidiary, or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this paragraph (i);

          (j) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any subsidiary who are not directors or Executive Officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any subsidiary, or establish, adopt, enter into or amend any collective bargaining, plan or agreement or Company Benefit Plan for the benefit of any director, officer or employee;

          (k) take any action, other than actions in the ordinary course of business and consistent with past practice or as required by law, with respect to accounting policies or procedures;

          (l) make any tax election or settle or compromise any United States federal, state, local or other non-United States income tax liability, except in the ordinary course of business and in a manner consistent with past practice;

          (m) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and in a manner consistent with past practice, of liabilities reflected or reserved against in the Company's balance sheet for the year ended March 31, 2000 or subsequently incurred in the ordinary course of business and consistent with past practice;

          (n) amend, modify or consent to the termination of any Material Contract of the Company, or amend, waive, modify or consent to the termination of the Company's or any subsidiary's rights thereunder, other than in the ordinary course of business and consistent with past practice;

          (o) commence or settle any material litigation, suit, claim, action, proceeding or investigation;

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          (p) (i) grant, confer or award any option, warrant, securities convertible into or exercisable for securities having the right to vote or any call, subscription or other right or agreement to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any Company Benefit Plan (except as otherwise specifically required by the terms of such unexercisable options or as otherwise set forth in the Merger Agreement), (ii) accelerate or waive any or all of the goals, restrictions or conditions imposed under, or
     (iii) issue, sell, grant or award any shares of capital stock or any right to acquire shares of capital stock under any Company Benefit Plan other than pursuant to the exercise of outstanding options; or

          (q) agree in writing or otherwise to take any of the foregoing actions.

     COMPANY BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions within its power reasonably necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (i) each committee of the Board,
(ii) each board of directors of each Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, the Company has agreed to use its reasonable best efforts to ensure that all of the members of the Board and each committee of the Board and such boards and committees of the Company's subsidiaries, as of the date of the Merger Agreement, who are not employees of the Company shall remain members of the Board and of such boards and committees until the Effective Time.

     The Merger Agreement provides that, following the election or appointment of Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser, employees of the Company or any of its subsidiaries nor otherwise affiliated with Purchaser.

     ACCESS TO INFORMATION. Pursuant to the Merger Agreement, upon reasonable prior notice to the Company, the Company will give Parent and its authorized representatives reasonable access during normal business hours to the plants, offices, warehouses and other facilities and to the books and records of it and its subsidiaries, will permit Parent to make such reasonable inspections during normal business hours as it may reasonably request and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request; provided, however, that all such access and inspections shall be coordinated by Parent with a designee of the Company and shall be conducted in such manner so as not to unduly interfere with the normal business operations of the Company or any of its subsidiaries. All such information received by Parent and its representatives is subject to the Mutual Non-Disclosure Agreement dated as of March 28, 2000 between Parent and the Company (the "Non-Disclosure Agreement").

     NO SOLICITATION OF TRANSACTIONS. The Company has agreed that neither it nor any of its subsidiaries shall (and shall direct all of their respective officers, directors, agents or affiliates, including any investment banker, attorney, or accountant retained by the Company or its subsidiaries not to) directly or indirectly (i) solicit, engage in discussions or negotiate with any person (whether such discussions or negotiations are initiated by the Company or otherwise) or take any other action intended or designed to facilitate the efforts of any person (other than Parent) including initiating, soliciting or encouraging any inquiries or the making or implementa-

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tion of any Alternative Acquisition (as defined in the Merger Agreement), (ii)
provide any information with respect to the Company or afford access to the properties, books or records of the Company to any person, other than Parent, relating to a possible Alternative Acquisition by any person, other than Parent, or otherwise facilitate or assist the making of any proposal or offer relating to an Alternative Acquisition (iii) enter into an agreement with any person, other than Parent, contemplating or providing for a possible Alternative Acquisition, or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any person, other than by Parent. Notwithstanding the foregoing, prior to the acceptance for payment of Shares pursuant to the Offer the Company may, to the extent required by the fiduciary obligations of the Board, as determined in good faith by the Board after consultation with outside counsel, in response to an unsolicited bona fide written proposal for an Alternative Acquisition ("Alternative Acquisition Proposal") that was made by a person whom the Board determines, in good faith after consultation with outside counsel and an independent financial advisor, to be reasonably capable of consummating a Superior Company Proposal (as defined below), (i) furnish information with respect to the Company to the person or group making such Alternative Acquisition Proposal and its representatives pursuant to a confidentiality agreement no less restrictive than the terms of the Mutual Non-Disclosure Agreement, and (ii) participate in discussions and negotiations with such person or group and its representatives regarding the Alternative Acquisition Proposal; provided, that, at least one (1) business day prior to taking such actions, the Company shall provide Parent with written notice of its right to take such action and the identity of the person making the Alternative Acquisition Proposal.

     A "Superior Company Proposal" means any bona fide, written proposal not solicited, initiated or encouraged in violation of the foregoing, made by a third party to acquire all or substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization or a sale of all or substantially all its assets, (i) on terms which a majority of the disinterested directors of the Company determines, after consultation with its outside counsel and an independent financial advisor, in its good faith judgment to represent superior value, from a financial point of view for the holders of Shares than the Offer and the Merger, taking into account at the time of such determination all the terms and conditions of such proposal and the Merger Agreement (including any proposal by Parent to amend the terms of the Merger Agreement, the Offer and the Merger) and (ii) that is reasonably likely to be consummated without undue delay, taking into account all financial, regulatory, legal and other aspects of such proposal.

     The Company has also agreed that neither the Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or any such committee of the Merger Agreement, the Offer, the Merger, or
(ii) approve any letter of intent, agreement in principal, acquisition agreement or similar agreement relating to any Alternative Acquisition Proposal, or (iii) approve or recommend, or propose to approve or recommend, any Alternative Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Board receives a Superior Company Proposal and a majority of the disinterested directors of the Company determine in good faith, after consultation with outside counsel, that it is required to do so in order to comply with their fiduciary obligations, the Board may withdraw its approval or recommendation of the Offer, the Merger and the Merger Agreement, and may approve or recommend the Superior Company Proposal.

     Subject to the fiduciary obligations of the directors of the Company, the Company shall, and shall cause its directors, officers, employees, agents and representatives to, cease immediately and cause to be terminated all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Alternative Acquisition Proposal.

     Nothing contained in the section of the Merger Agreement relating to the non-solicitation of transactions by the Company shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules l4d-9 and l4e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders, if the Board determines in good faith, after having received advice from outside legal counsel, that such action is required under applicable law.

     EMPLOYEE STOCK OPTIONS. The Merger Agreement also provides that, effective as of the Effective Time, each holder of an outstanding option to purchase shares of the Company Common Stock granted under the Company's stock option plans (each, a "Company Stock Option") that is outstanding and unexercised at the Effective Time, whether or not then exercisable or vested, will be entitled to receive immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Company Stock Option, multiplied by the number of shares of Company Common Stock subject to such Company Stock Option as of the Effective Time. The Company and Parent have each agreed, to the extent required, to use their reasonable best efforts to obtain the consent of each holder of Company Stock Options to the foregoing treatment of such Company Stock Options.

     DIRECTORS' AND OFFICERS' INDEMNIFICATION INSURANCE. The Merger Agreement further provides that for a period of six years from the Effective Time (and until the disposition of any claims made during, and remaining outstanding at the end of such six year period) all rights to indemnification existing in favor, and all limitations on the personal liability of the directors, officers, employees, agents or trustees of the Company or any of its subsidiaries provided for in the Company's Restated Certificate of Incorporation or Bylaws will continue in full force and effect. The Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm (plus local counsel, if applicable) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a material conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Person with respect to whom such a conflict exists (or group of such Indemnified Persons who among them have no such conflict) may retain one separate law firm. Any such legal counsel shall be reasonably satisfactory to the indemnifying person, and the indemnifying person shall pay the reasonable legal fees and expenses of such legal counsel.

     The Merger Agreement also provides that the Surviving Corporation shall maintain in effect for six years from the Effective Time, the current directors' and officers' liability insurance policies maintained by the Company, or may substitute therefor policies that are not materially less favorable, with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be $103,000 per annum in the aggregate).

     Parent, Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnification obligations.

     REASONABLE BEST EFFORTS. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will (i) promptly effect all necessary filings under the HSR Act and use its reasonable best efforts to secure all government clearances (including by taking all reasonable steps to avoid or set aside any preliminary or permanent injunction or other order of any federal or state court of competent jurisdiction or other governmental authority), and (ii) use its reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. In particular, Parent and the Company will use their respective reasonable efforts to obtain all other consents, authorizations, orders and approvals required in connection with, and waivers of any violations, breaches and defaults that may be caused by, the consummation of the Merger or the other transactions contemplated by the Merger Agreement, other than consents, authorizations, orders, approvals and waivers the failure to obtain which would not (A) be material to the consummation of the Merger or the other transactions contemplated by the Merger Agreement or (B) have a Material Adverse Effect (as defined below). In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement shall take all such necessary action, including, without limitation, providing for the sale or other disposition or the holding separate (through the establishment of a trust or otherwise) of particular assets or categories of assets, or businesses, of the Company or any of its subsidiaries.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, absence of undisclosed liabilities, absence of litigation, property and leases, employee benefit plans, labor matters, compliance with law, intellectual property, taxes, insurance, material contracts, environmental matters and brokers.

     Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, the term "Material Adverse Effect" means any adverse change in financial condition, assets, liabilities, business, or results of operations of the Company and its subsidiaries which is material to the Company and its subsidiaries taken as a whole or the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby, excluding any change relating to general economic or conditions affecting at any time the Company or any of its subsidiaries of the industry or industries in which any of them operate.

     CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

          (a) if and to the extent required by Delaware Law, the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the stockholders of the Company;

          (b) all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired;

          (c) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger;

          (d) there is no order or injunction of a United States Federal or state court of competent jurisdiction in effect precluding consummation of the Merger;

          (e) Purchaser shall have purchased Shares validly tendered and not withdrawn pursuant to the Offer.

     TERMINATION. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company:

          (a) by mutual written consent of Parent and the Company;

          (b) by Parent if an occurrence or circumstance (except where Parent's or Purchaser's failure to fulfill any of their respective obligations under the Merger Agreement is the cause of or resulted in such occurrence or circumstance or except where there has been a material breach of any material representation or warranty on the part of Parent or Purchaser which has not been cured) has rendered the conditions of the Offer, as set forth in "Section 14. Conditions of the Offer" incapable of being satisfied, provided that Purchaser shall have failed to commence the Offer or the Offer shall have been terminated or shall have expired without Purchaser having purchased any Shares pursuant to the Offer;

          (c) by either Parent or the Company if any court of competent jurisdiction or other Governmental Authority within the United States shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

          (d) by Parent prior to the purchase of Shares pursuant to the Offer, if:

             (i) Purchaser discovers that any representation or warranty made by the Company in the Merger Agreement is untrue at the time such representation or warranty was made or will not be true and correct as of the date of consummation of the Offer, except where the failure to be so true and correct would not have a Material Adverse Effect, provided that if any such failure to be so true and correct is capable of being cured prior to December 31, 2000 (the "Final Date"), then Parent and Purchaser may not terminate the Merger Agreement under this paragraph
        (d) until the Final Date;

             (ii) if there has been a breach of any covenant or agreement by the Company under the Merger Agreement resulting in a Material Adverse Effect which is not be capable of being cured prior to the Final Date;

             (iii) the Board of Directors or any committee thereof fails to recommend approval and adoption of the Merger Agreement and the Merger or withdraws or amends or modifies in a manner adverse to Parent and Purchaser its recommendation or approval, or makes any recommendation with respect to an Alternative Acquisition other than a recommendation to reject such Alternative Acquisition or has resolved to do any of the foregoing; or

             (iv) there have not been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the Shares, on a fully diluted basis, and on or prior to such date a person shall have made a written Alternative Acquisition Proposal to the Company and not withdrawn such proposal;

          (e) by the Company, if:

             (i) the Company discovers that any representation or warranty made by Parent or Purchaser in the Merger Agreement is untrue at the time such representation or warranty was made or will not be true as of the date of consummation of the Offer, except where the failure to be so true and correct would not materially adversely affect (or materially delay) the consummation of the Offer or the Merger, provided that if any such failure to be so true is capable of being cured prior to the Final Date, then the Company may not terminate the Merger Agreement until the Final Date and unless at such time the matter has not been cured;

             (ii) there has been a material breach of any covenant or agreement in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or the Merger which is not be capable of being cured prior to the Final Date; or

             (iii) such termination is necessary to allow the Company to enter into an agreement with respect to an Alternative Acquisition Proposal in compliance with the Merger Agreement (provided that the termination described in this clause (iii) shall not be effective unless and until the Company shall have paid to Parent in full the fee and expense reimbursement described in the Merger Agreement); or

          (f) by the Company if there has not been a material breach of any representation, warranty, covenant or agreement by the Company which has not been cured and (i) Purchaser failed to commence the Offer within the time required by the Merger Agreement, (ii) the Offer has been terminated or has expired without the Purchaser having purchased any Shares pursuant to the Offer, or (iii) Purchaser has failed to pay for Shares pursuant to the Offer prior to the Final Date.

     EFFECT OF TERMINATION. In the event of the termination of the Merger Agreement, the Merger Agreement shall become void, and there shall be no liability on the part of any party thereto, except (i) as set forth below under the section entitled "Fees" and (ii) nothing in the Merger Agreement shall relieve any party from liability for any fraudulent or willful breach thereof prior to the date of such termination. The Non-Disclosure Agreement shall survive any termination of the Merger Agreement.

     FEES. The Merger Agreement provides that in the event that (i) if Parent or Purchaser shall have terminated the Merger Agreement pursuant to the provisions of (d)(i), (d)(ii), or (d)(iii) above, or the Company shall have terminated the Merger Agreement pursuant to the provisions of (e)(iii) above, then the Company shall promptly reimburse Parent for all out-of-pocket expenses of Parent and its subsidiaries, up to an amount of $1,000,000 incurred in connection with the transactions contemplated by the Merger Agreement. In addition, if Parent or Purchaser shall have terminated the Merger Agreement pursuant to the provisions of (d)(iii) above or the Company shall have terminated the Merger Agreement pursuant to the provisions of (e)(iii) above, then in any such case the Company shall, (i) in the event of any such termination by Parent or Purchaser within one business day after the date of such termination, or (ii) in the event of any such termination by the Company, prior to such termination and as a condition to the effectiveness of such termination, pay Parent a termination fee of $5,000,000. However, if the Company shall have terminated the Merger Agreement pursuant to the provisions of (e)(i),
(e)(ii) or (f)(i) above, then Parent shall promptly reimburse the Company for all out-of-pocket expenses of Company and its subsidiaries, up to an amount of $1,000,000, incurred in connection with the transactions contemplated by the Merger Agreement. Notwithstanding any other provision of the Merger Agreement, no fee or expense reimbursement shall be paid to any party who shall be in material breach of its obligations hereunder.

MUTUAL NON-DISCLOSURE AGREEMENT AND LETTER AGREEMENT

     The following is a summary of the Mutual Non-Disclosure Agreement, dated March 28, 2000, between the Company and Parent (the "Mutual Non-Disclosure Agreement") and the Letter Agreement, dated July 7, 2000, between the Company and Parent (the "Letter Agreement"). This summary is qualified in its entirety by reference to the Mutual Non-Disclosure Agreement and the Letter Agreement, which are exhibits hereto and are incorporated herein by reference.

     Effective as of March 28, 2000, Parent and the Company entered into the Mutual Non-Disclosure Agreement, pursuant to which the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information.

     Effective as of July 7, 2000, Parent and the Company entered into the Letter Agreement, pursuant to which each party agreed to make no public announcements regarding their discussions in connection with the Offer and the Merger. In addition, the Company agreed that until August 15, 2000 it would not, and would not authorize or permit its officers, directors, employees, representatives, advisors or agents to (i) enter into any discussions with, or solicit offers from or enter into an agreement for the sale of a substantial portion of the stock or assets of the Company, (ii) cooperate, facilitate or encourage any such transaction, or (iii) agree to consummate any such transaction. The terms of the Letter Agreement terminated upon execution of the Merger Agreement.

TENDER AND VOTING AGREEMENT

     The following is a summary of the Tender and Voting Agreement, dated as of August 11, 2000, among Parent, Purchaser, and Mr. Richard H. Penske and certain directors, executive officers and stockholders of the Company (the "Tender and Voting Agreement"). This summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is an exhibit hereto and is incorporated herein by reference.

     TENDER OF SHARES. Richard H. Penske; John F. Eureyecko; Barry R. Clauser; Sharon J. Zondag; Gilbert P. Hollander; Brandon R. Lehman; Alan R. Hoefer; Mark
A. Randol; Patrick Capital FLP; and various trusts established for the benefit of Richard H. Penske, Patricia L. Penske, Victoria L. Penske, Crislyn A. Penske and R. Stephen Penske (the "Stockholders") have agreed to tender all of their Shares in the Offer, and not to withdraw such Shares from the Offer unless the Offer is terminated.

     VOTING AGREEMENT. Each Stockholder further agreed that until the termination of the Tender and Voting Agreement, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, he will appoint Parent and Purchaser or a nominee of Parent and Purchaser as his proxy to vote his Shares (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger; and (ii) against any action, transaction or agreement that would result in a material breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement. In addition, except as otherwise agreed to in writing by Parent, (i) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) a change in a majority of board of directors of the Company; (iv) a change in capitalization of the Company or an amendment to the Company's Restated Certificate of Incorporation or By-Laws; (v) any material change in the Company's Corporate Structure or business; or (vi) any action that would materially delay or impair the ability of the Company to consummate the transitions provided for in the Merger Agreement.

     IRREVOCABLE PROXY. Pursuant to the Tender and Voting Agreement, each Stockholder irrevocably appointed Parent and each of its officers as such Stockholder's attorney, agent and proxy, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to his Shares at any meeting of stockholders of the Company or by written consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the paragraph above.

     Pursuant to the Tender and Voting Agreement, each Stockholder agreed to revoke all other proxies and powers of attorney with respect to his Shares, and agreed that no subsequent proxy or power of attorney will be given or written consent executed (and if given or executed, shall not be effective) by him with respect thereto.

     NO DISPOSITION OR ENCUMBRANCE OF SHARES. Each Stockholder further agreed that, except as contemplated by the Tender and Voting Agreement, he will not (i) sell, offer for sale, transfer, tender, pledge, assign, hypothecate or otherwise dispose of, grant a proxy or powers of attorney with respect to, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any liens of any nature whatsoever with respect to, any of his Shares, (ii) other than as contemplated by the Tender and Voting Agreement, take any action that would make any representation or warranty of him untrue or incorrect in any material respect or have the effect of preventing or disabling him from performing his material obligations, or (iii) directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing.

     NO SOLICITATION OF TRANSACTIONS. Subject to his fiduciary duties and obligations as an officer or director of the Company, each Stockholder has agreed that until the date of termination of the Merger Agreement, he will not, directly or indirectly, solicit, initiate, facilitate, including by furnishing any information to any person, or encourage the submission of any Alternative Acquisition Proposal or any proposal that may reasonably be expected to lead to an Alternative Acquisition Proposal.

     TERMINATION. A Stockholder's obligation under the Tender and Voting Agreement will terminate upon the purchase of all Shares beneficially owned by such Stockholder pursuant to the Offer, or on the earlier to occur of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a meeting held on August 10, 2000, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are desirable, fair to and in the best interests of the Company and its stockholders, and unanimously approved the Tender and Voting Agreement, Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Board recommends that holders of Shares tender their Shares pursuant to the Offer.

REASONS

  Background

     Prior to April 1, 2000, Mr. Robert J. DiNicola, Parent's Chairman, and Richard H. Penske, the Company's Chairman, periodically discussed general business conditions and opportunities, including the potential acquisition of the Company by Parent. These discussions were informal and did not reach any material level of detail.

     On March 28, 2000, Parent and the Company entered into the Mutual Nondisclosure Agreement (as defined herein), pursuant to which the parties agreed to provide, among other things, for the confidential treatment of their discussions and the exchange of certain confidential information.

     On April 1, 2000, Mr. DiNicola, Beryl Raff, Parent's Chief Executive Officer, and Alan Shor, Parent's Chief Operating Officer, met with Mr. Penske, John Eureyecko, the Company's President, and Alan Hoefer, a board member of the Company, to discuss a possible acquisition of the Company by Parent. These discussions were at a general level, and the Company's representatives provided a presentation on the Company's business to the Parent's representatives. Further discussions regarding business conditions and the benefits of a strategic combination ensued. The Company also provided to Parent general information concerning the Company's operations.

     On various occasions between April 1, 2000 and April 28, 2000, Mr. Eureyecko spoke with Mr. Shor and Sue Gove, Parent's Chief Financial Officer, concerning the Company's operations and financial results. During this time, Mr. Eureyecko sent to Parent additional background materials describing the Company's business.

     On May 1, 2000, a conference call was held among Mr. DiNicola and Mr. Shor of Parent and Mr. Penske and Mr. Eureyecko of the Company. The discussion continued earlier talks of a possible acquisition, and also included a discussion on the price per share that Parent was prepared to propose. At that time, the Company responded with an acquisition range of between $26 and $28 per share.

     On May 3, 2000, Mr. DiNicola spoke with Mr. Penske and Mr. Eureyecko and indicated that Parent was prepared to offer a per share price of between $18 and $20. Mr. Penske responded by stating that Parent's range was unacceptable, but that the Company would consider a per share offer of greater than $25.

     On May 16, 2000, Mr. DiNicola, Mr. Shor, Mrs. Raff, and Mrs. Gove met with Mr. Penske and Mr. Eureyecko concerning the ongoing discussions to acquire the Company. At that meeting, additional information was provided to the Company, and discussions took place concerning current business conditions and the synergies of a combined business. The Company proposed an acquisition price of between $23 and $24.50 per share. Parent responded with a purchase price range of between $21 and $23 per share. No agreement was reached.

     On May 20, 2000, further discussions were held between Mr. Shor and Mr. Eureyecko concerning the price Parent was prepared to offer for the purchase of the Company. Mr. Shor indicated that Parent was prepared to offer $21 per share for the Company, subject to satisfactory completion of due diligence and negotiation of a definitive merger agreement. At that time, Mr. Eureyecko advised Mr. Shor that the Company would retain ING Barings as its financial advisor.

     On May 25, 2000, Mr. Shor and Mr. Eureyecko continued to discuss purchase price. At that time, Mr. Shor again indicated that Parent was prepared to offer $21 per share, to which Mr. Eureyecko responded that he did not believe the price adequately reflected the Company's value. In response, Mr. Eureyecko proposed a $23 per share acquisition price.

     On May 30, 2000, Mr. Eureyecko and David Harris, a Managing Director of ING Barings, contacted Mr. Shor regarding the continued negotiations on price and commencement of due diligence. Mr. Shor maintained Parent's proposed offer price of $21 per share for the purchase of the Company and expressed the need to reach tentative agreement on price prior to beginning due diligence.

     On various occasions between June 1 and June 15, 2000, Mr. Shor, Mr. Eureyecko and Mr. Harris continued to negotiate the acquisition price for the Company. No agreement was reached on the issue of price.

     On June 26, 2000, Mr. Shor had a telephone conference with Mr. Harris of ING Barings regarding the purchase price for the Company. Mr. Shor maintained a proposed offer price of $21 per share, and Mr. Harris responded that the Company's Board did not believe that to be an adequate offer.

     On July 2, 2000, Mr. DiNicola spoke with Mr. Penske, and proposed a purchase price of $21.875 per share, subject to satisfactory completion of due diligence and negotiation of a definitive agreement. Mr. Penske indicated that $21.875 per Share might be acceptable to the Company's Board of Directors subject to other terms being worked out.

     On July 7, 2000, Parent and the Company entered into the Letter Agreement (as defined herein), pursuant to which the parties agreed to make no public announcements regarding their negotiations, and pursuant to which the Company agreed that until August 15, 2000, it would not solicit, cooperate, facilitate, encourage, or enter into an agreement with another party regarding the sale of a substantial portion of the stock or assets of the Company. Also on July 7, 2000, outside legal counsel for the Company delivered a draft of the Merger Agreement to Parent's outside legal counsel. From July 7, 2000 through August 10, 2000, the parties, together with their respective outside legal counsel, conducted negotiations with respect to the Merger Agreement and the Tender and Voting Agreement.

     In addition, on July 11, 2000, representatives of Parent commenced due diligence at the Company's offices in Bethlehem, Pennsylvania. Subsequently, representatives of Parent's outside legal counsel and independent auditors joined the due diligence review process.

     Throughout Parent's due diligence review of the Company, Parent and the Company continued to negotiate the purchase price for the Company, as well as other terms of the Merger Agreement and the Tender and Voting Agreement. On August 10, 2000 Parent and the Purchaser reached agreement on a price of $21.50 per share and continued to negotiate the terms of the Merger Agreement and the Tender and Voting Agreement.

     On August 10, 2000, both the Company's and Parent's Boards of Directors met and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     On August 11, 2000, Parent, Purchaser and the Company executed and delivered the Merger Agreement and issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby. On August 22, 2000, Purchaser commenced the Offer.

  Reasons for the Recommendation

     In making the determinations and recommendations set forth above in this
Item 4, the Board considered a number of factors, including without limitation, the following:

             (i) information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the market segments in which the Company competes);

             (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues, and the nature of its competitive position in its markets;

             (iii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations and the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all holders of the Shares to obtain cash for their Shares at the earliest practicable time and the provisions which permit the Board to engage in negotiations with third parties who might make an unsolicited superior proposal to acquire the Company;

             (iv) the high likelihood that the proposed acquisition would be consummated, in light of the facts that the Offer and Merger are not subject to any financing contingencies;

             (v) the historical and recent market prices for the shares and the fact that the Offer Price of $21.50 per Share represented a premium of approximately 34.38% over the $16.00 closing sales price for the Shares as quoted on the Nasdaq Stock Market on August 10, 2000, the last trading day before the execution of the Merger Agreement was announced and, except for a short period in 1998, the closing price for the Shares as quoted on the Nasdaq Stock Market had never exceeded the Offer Price; and

             (vi) the presentation of ING Barings at the August 10, 2000 meeting of the Board and the opinion of ING Barings that, based upon and subject to assumptions and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The opinion dated August 10, 2000 is attached as Annex I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion in its entirety.

     The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  Intent to Tender

     To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he, she or it has sole dispositive power as of the Expiration Date. Certain directors and senior executives of the Company have entered into the Tender and Voting Agreement with Parent and Merger Subsidiary pursuant to which, among other things, such executives have agreed to tender their Shares in accordance with the Offer and to vote the Shares beneficially owned by them in favor of the Merger. Reference is made to Items 2 and 3 above.

ITEM 5.  PERSONS /ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     ING Barings was engaged by the Company pursuant to the terms of an engagement letter (the "Engagement Letter") to advise the Company with respect to a possible acquisition of the Company and to undertake an analysis to enable ING Barings to provide an opinion to the Board for its consideration as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by the Company's stockholders in such a transaction. The Company agreed to pay ING Barings a fee of one percent of the Aggregate Consideration (as defined in the Engagement Letter) in connection with any acquisition, or approximately $1.9 million. In the event that an acquisition is not effected, the Company has agreed to pay the out-of-pocket expenses of ING Barings. The Company also agreed to indemnify ING Barings for certain liabilities in connection with the engagement.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except for purchases made under the terms of the Company's Employee Stock Purchase Plan as set forth in the following table, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

                                                            DATE OF    NO. OF SHARES   PURCHASE PRICE
NAME                                                        PURCHASE     PURCHASED       PER SHARE
----                                                        --------   -------------   --------------
Barry R. Clauser..........................................  8/3/2000        168            $11.00
John F. Eureyecko.........................................  8/3/2000        341            $11.00
Gilbert P. Hollander......................................  8/3/2000        188            $11.00
Susan S. Iseminger........................................  8/3/2000        116            $11.00
Brandon R. Lehman.........................................  8/3/2000        100            $11.00

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company's securities; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     The Information Statement attached hereto as Annex II, and incorporated herein by reference, is being furnished to the Company's stockholders in connection with the possible designation by Merger Subsidiary, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

SECTION 203 OF THE DGCL

     Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. For purposes of Section 203, the Board approved the Company entering into the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender and Voting Agreement, and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Merger Subsidiary by virtue of such actions.

     Other than as set forth above, the Company does not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the Merger, and neither Parent nor Merger Subsidiary has attempted to comply with any state antitakeover statute or regulation. Merger Subsidiary has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Merger Subsidiary might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Merger Subsidiary might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Merger Subsidiary may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See "Certain Conditions of the Offer," Section 14 of the Offer to Purchase, filed as an exhibit to the Schedule TO and mailed to stockholders concurrently with this Schedule 14D-9.

SECTION 253 OF THE DGCL.

     Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge that corporation into itself or itself into such corporation, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Merger Subsidiary and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without further approval of the Board or stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Parent and Merger Subsidiary do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Merger Subsidiary could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than the Offer Price. Parent and Merger Subsidiary have advised the Company that they presently intend to effect a short-form merger if permitted to do so under the DGCL, pursuant to which Merger Subsidiary will be merged with and into the Company.

SECTION 262 OF THE DGCL

     Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

ITEM 9.  EXHIBITS.

Exhibit 1   Offer to Purchase dated August 22, 2000.(1)

Exhibit 2   Letter of Transmittal.(1)

Exhibit 3 Letter to Stockholders of Piercing Pagoda, Inc., dated August 22, 2000.(2)

Exhibit 4   Opinion of ING Barings LLC dated August 10, 2000.(3)

Exhibit 5 Agreement and Plan of Merger, dated as of August 11, 2000, by and among Zale Corporation, Jewelry Expansion Corp. and Piercing Pagoda, Inc.(4)

Exhibit 6 Mutual Non-Disclosure Agreement, dated March 28, 2000 between Piercing Pagoda, Inc. and Zale Corporation.(1)

Exhibit 7 Letter Agreement, dated as of July 7, 2000, between Piercing Pagoda, Inc. and Zale Corporation.(1)

Exhibit 8 Tender and Voting Agreement, dated as of August 11, 2000, by and among Zale Corporation; Jewelry Expansion Corp.; Richard H. Penske; John F. Eureyecko; Barry R. Clauser; Sharon J. Zondag; Gilbert P. Hollander; Brandon R. Lehman; Alan R. Hoefer; Mark A. Randol; Patrick Capital, FLP; and various trusts established for the benefit of Richard H. Penske, Patricia L. Penske, Victoria L. Penske, Crislyn A. Penske, Lisa P. Penske, and R. Stephen Penske.(5)

Exhibit 9 Engagement Letter between Piercing Pagoda, Inc. and ING Barings LLC, dated May 26, 2000.

Exhibit 10 Restrictive Covenant Agreement among Zale Corporation, Piercing Pagoda, Inc. and Richard H. Penske, dated August 11, 2000.(6)

Exhibit 11 Press Release issued by Piercing Pagoda, Inc. and Zale Corporation, dated August 11, 2000.(7)
---------------
(1) Incorporated by reference to Schedule TO filed by Zale Corporation and Jewelry Expansion Corp.

(2) Included in copies of the Schedule 14D-9 mailed to stockholders.

(3) Included as Annex I to the Schedule 14D-9 mailed to stockholders.

(4) Incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed by Piercing Pagoda, Inc. with the Securities and Exchange Commission on August 14, 2000.

(5) Incorporated by reference to Exhibit 10.65 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed by Piercing Pagoda, Inc. with the Securities and Exchange Commission on August 14, 2000.

(6) Incorporated by reference to Exhibit 10.66 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed by Piercing Pagoda, Inc. with the Securities and Exchange Commission on August 14, 2000.

(7) Incorporated by reference to the Schedule 14D-9 filed by Piercing Pagoda, Inc. on August 11, 2000 containing preliminary communications regarding the Offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PIERCING PAGODA, INC.

                                          /s/ John F. Eureyecko

                                          John F. Eureyecko
                                          President and Chief Operating Officer

Dated: August 22, 2000

                                                                         ANNEX I

                                                                 August 10, 2000

Board of Directors
Piercing Pagoda, Inc.
3910 Adler Place
Bethlehem, PA 18017

Gentlemen:

     We understand that Zale Corporation ("Zale") has proposed to acquire all of the issued and outstanding common shares of Piercing Pagoda, Inc. ("Piercing Pagoda") at a price of $21.50 pursuant to a cash tender offer and a second-step merger of a wholly owned subsidiary of Zale with and into Piercing Pagoda (the "Proposed Transaction"). Under the terms of the draft Agreement and Plan of Merger (the "Agreement"), Zale will offer to purchase all of the outstanding shares of Piercing Pagoda Common Stock for a cash purchase price of $21.50 per share. All outstanding stock options (including stock options not currently exercisable) will be cancelled and the holders will receive a payment in cash per stock option equal to the excess, if any, of the tender offer consideration over the exercise price per share. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the consideration to be offered to the stockholders of Piercing Pagoda in the Proposed Transaction.

     We have acted as financial advisor to Piercing Pagoda in connection with the Proposed Transaction and will receive a customary fee for our services. As you are aware, our firm is a full service securities firm that engages in securities trading and brokerage activities, in addition to providing investment banking services. We have in the past provided financial advisory and financial services to Piercing Pagoda and have received customary fees for the rendering of such services. In the ordinary course of our business, we may trade or otherwise effect transactions in the securities of Piercing Pagoda and, accordingly, may at any time hold a long or short position in such securities.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

          (i) a draft of the Agreement dated August 10, 2000 and certain related documents and the financial terms of the Proposed Transaction set forth therein;

          (ii) Piercing Pagoda's Annual Report on Form 10-K for each of the fiscal years ended March 31, 2000, March 31, 1999 and March 31, 1998;

          (iii) certain other publicly available information concerning Piercing Pagoda and the trading market for its common stock;

          (iv) certain internal information including projections for each of the fiscal years ended March 31, 2001, March 31, 2002, March 31, 2003 and March 21, 2004 and other data relating to Piercing Pagoda and its business and prospects provided to us by management of Piercing Pagoda;

          (v) certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to Piercing Pagoda and the trading markets for certain of such other companies' securities;

          (vi) the financial terms of certain recent tender offers and business combinations which we believe to be relevant; and

          (vii) certain discussions and negotiations among representatives of Piercing Pagoda and their financial and legal advisors and Zale and its representatives.

We have also met with certain officers and employees of Piercing Pagoda concerning their businesses and operations, assets, present condition and prospects, and we undertook such other studies, analyses and investigations, as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the financial forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgement of Piercing Pagoda's management as to the future financial condition and results of operations of Piercing Pagoda. We have visited but have not conducted a physical inspection of the properties and facilities of Piercing Pagoda, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

     This letter and the opinion expressed herein have been provided to the Board of Directors of Piercing Pagoda for their use in considering the Proposed Transaction. This opinion does not address Piercing Pagoda's underlying business decision to approve the Proposed Transaction or constitute a recommendation to the stockholders of Piercing Pagoda as to how such stockholders should vote, whether such stockholders should tender any shares in the tender offer or as to any other action such stockholders should take regarding the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except Piercing Pagoda may include this opinion in its entirety in any proxy statement, information statement or Schedule 14D-9 relating to the Proposed Transaction sent to Piercing Pagoda's stockholders.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration offered in the Proposed Transaction is fair, from a financial point of view, to the stockholders of Piercing Pagoda.

                                          Very truly yours,

                                          ING BARINGS LLC

                                                                        ANNEX II

                             PIERCING PAGODA, INC.
                                3910 ADLER PLACE
                         BETHLEHEM, PENNSYLVANIA 18017

                             ---------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

                             ---------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
  WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement is being mailed on or about August 22, 2000 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Piercing Pagoda, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Zale Corporation ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

     On August 11, 2000, the Company, Parent and Jewelry Expansion Corp. ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(1) Parent agreed to cause Merger Subsidiary to commence the Offer for all outstanding Shares at a price of $21.50 per Share, net to the seller in cash, without interest thereon, and (2) Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company would become a wholly owned subsidiary of Parent. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, September 19, 2000, unless the Offer is extended in accordance with the Merger Agreement and applicable law.

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer and from time to time thereafter, Merger Subsidiary shall be entitled to designate directors (the "Purchaser Designees") on the Board as will give Merger Subsidiary representation proportionate to its ownership interest. The Company has agreed, upon the request of Parent, to use its reasonable best efforts promptly either to increase the size of the Board or secure the resignation of such number of directors, or both, as is necessary to enable the Purchaser Designees to be elected or appointed to the Board and to cause the Purchaser Designees to be so elected or appointed. In addition, the Company has agreed to cause the Purchaser Designees to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including the information incorporated by reference) concerning Parent, Merger Subsidiary and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     At the close of business on August 11, 2000, there were 8,941,239 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. The Board currently consists of five members.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, subject to the requirements of applicable law, promptly upon the purchase by Merger Subsidiary of Shares pursuant to the Offer, and from time to time thereafter, Merger Subsidiary shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Merger Subsidiary representation on the Board equal to the product of the number of directors on the Board, after giving effect to such representation, and the percentage that such number of Shares so purchased bears to the total number of issued and outstanding Shares, and the Company shall use its reasonable best efforts to, upon request by Merger Subsidiary, promptly, at the Company's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Merger Subsidiary's designees to be elected to the Board and shall cause Merger Subsidiary's designees to be so elected. At such times the Company will use its reasonable best efforts to cause individuals designated by Merger Subsidiary to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Board established to take action under this Agreement), (ii) each board of directors of each subsidiary of the Company designated by Merger Subsidiary and (iii) each committee of each such board. Notwithstanding the foregoing, the Company has agreed to use its reasonable best efforts to ensure that all of the members of the Board and its committees and such boards and committees of the Company's subsidiaries, as of the date hereof who are not employees of the Company and who are not otherwise affiliated with Merger Subsidiary shall remain members of the Board and such boards and committees until the Effective Time (as defined in Section 2.02 of the Merger Agreement).

     Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or the Restated Certificate of Incorporation or By-Laws of the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Subsidiary or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are neither designated by Parent, employees of the Company or any of its subsidiaries nor otherwise affiliated with Merger Subsidiary.

     Merger Subsidiary has informed the Company that it will choose the initial Purchaser Designees from the persons listed below. With respect to the Purchaser Designees, the following information was furnished to the Company by Parent, and sets forth the name, occupation and age of each such Purchaser Designee. Parent has informed the Company that each of the Purchaser Designees listed below has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

     Parent has advised the Company that, except as set forth in the Offer to
Purchase: (i) none of Parent, Merger Subsidiary, nor to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, or any associate or majority owned subsidiary of such persons beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Parent, Merger Subsidiary, nor to the best knowledge of Parent and Merger Subsidiary, any of the other persons or entities referred to above, nor any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days; (ii) neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies; (iii) neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission (the "Commission") applicable to the Offer; and (iv) during the past five years, neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Merger Subsidiary of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than Tuesday, September 19, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

     BERYL B. RAFF, age 49, was appointed Chief Executive Officer and a member of Parent's Board of Directors on September 7, 1999, while retaining her position as President of Parent. From July 15, 1998 to September 7, 1999, Ms. Raff served as President and Chief Operating Officer. From July 1997 to July 1998, she served as Executive Vice President and Chief Operating Officer. From November 1994 to July 1997, she served as President of Zales Jewelers.

     ALAN P. SHOR, age 41, was named Executive Vice President and Chief Operating Officer of Parent on September 15, 1999. From November 17, 1997 to September 15, 1999, Mr. Shor served as Executive Vice President, Chief Logistics Officer, Secretary and General Counsel of Parent. From May 1997 to November 1997, Mr. Shor served as Executive Vice President and Chief Administrative Officer, General Counsel and Secretary of Parent. From June 1995 to May 1997, Mr. Shor served as Senior Vice President, General Counsel and Secretary of Parent.

     SUE E. GOVE, age 42, was appointed Executive Vice President and Chief Financial Officer of Parent on July 15, 1998. From December 1997 to July 1998, she served as Group Vice President and Chief Financial Officer of Parent. From January 1996 to December 1997, she served as Senior Vice President, Corporate Planning and Analysis of Parent. From September 1996 through June 1997, Ms. Gove also served as Senior Vice President and Treasurer, overseeing Investor Relations and Treasury, Tax and Control functions. Ms. Gove joined Parent in 1980 and served in numerous assignments until her appointment to Vice President in 1989.

     MARY L. FORTE, age 49, was appointed Executive Vice President and Chief Administrative Officer on January 13, 1998. From July 1994 to January 1998, Ms. Forte served as President of Gordon's Jewelers.

     SUSAN S. LANIGAN, age 38, presently serves as Senior Vice President, General Counsel and Secretary of Parent. From November 1999 to August 2000 Ms. Lanigan served as Vice President, General Counsel and Secretary of Parent. Ms. Lanigan served as Vice President and General Counsel of Parent from August 1999 to November 1999. From August 1998 to August 1999, Ms. Lanigan served as Vice President and Associate General Counsel of Parent. Mrs. Lanigan served as Director and Associate General Counsel of Parent from January 1996 to August 1998.

     Unless otherwise noted, the business address of each person listed above is 901 West Walnut Hill Lane, Irving, Texas 75038-1003, and the telephone number at such address (972) 580-4000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of August 11, 2000 (except as otherwise noted in footnotes (3), (4) and (5)) by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) each Named Officer (as hereinafter defined) and (iv) all directors and Named Officers of the Company as a group. Information with respect to 5% owners is based solely on public filings.

                                                             AMOUNT AND NATURE OF       PERCENT OF
BENEFICIAL OWNER                                            BENEFICIAL OWNERSHIP(1)   COMMON STOCK(1)
----------------                                            -----------------------   ---------------
Richard H. Penske(2)......................................         3,491,042               38.9%
FMR Corp.(3)..............................................           911,300               10.2
Emerald Asset Management(4)...............................           530,487                5.9
Capital Research and Management Company SMALLCAP World
  Fund, Inc.(5)...........................................           502,500                5.6
John F. Eureyecko.........................................           187,759                2.1
Barry R. Clauser(6).......................................           132,599                1.5
Sharon J. Zondag..........................................            98,575                1.1
Gilbert P. Hollander......................................            18,764                 **
Brandon R. Lehman.........................................            37,325                 **
Susan S. Iseminger........................................            21,025                 **
Alan R. Hoefer(7).........................................            89,834                1.0
Mark A. Randol............................................            43,236                 **
All directors and Named Officers as a group (7
  persons)(2)(6)(7).......................................         4,120,159               46.1%

---------------
 ** Less than 1%

(1) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise noted. Shares of Common Stock subject to options that are exercisable within 60 days of this information statement are deemed beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Accordingly, the information in the above table includes the following number of shares of Common Stock underlying options held by the following individuals, and all directors and Named Officers as a group, when computing the percentage ownership of such individual or group: Mr. Richard
    H. Penske, 38,462 shares; Mr. John F. Eureyecko, 137,498 shares; Mr. Barry
    R. Clauser and Ms. Sharon J. Zondag, 67,997 shares each; Mr. Gilbert P. Hollander, 11,300 shares; Mr. Brandon R. Lehman and Ms. Susan S. Iseminger, 18,800 shares each; Mr. Alan R. Hoefer, 18,000 shares; Mr. Mark A. Randol, 15,000 shares; and all directors and Named Officers as a group, 393,854 shares.

(2) Includes 2,000,000 shares of stock held in a family limited partnership of which Mr. Penske and his wife are the general partners. Also includes 527,186 shares of Common Stock held in two annuity trusts of which Mr. Penske's wife is a beneficiary and an aggregate of 505,853 shares of Common Stock held in three annuity trusts of which Mr. Penske is a beneficiary (collectively the "Annuity Trusts"). Victoria L. Penske and Crislyn A. Penske, Mr. Penske's two oldest children, are the trustees of the Annuity Trusts. Also includes an aggregate of 205,152 shares of Common Stock divided equally among eight trusts, two for the benefit of each of Mr. Penske's four children, of which Victoria L. Penske and Crislyn A. Penske are the trustees. Mr. Penske disclaims beneficial ownership as to all of such shares. Mr. Penske's address is Piercing Pagoda, Inc., P.O. Box 25007, Lehigh Valley, PA 18002.

(3) Based solely on the Schedule 13G, dated February 14, 2000, filed with the Securities and Exchange Commission (the "Commission") by FMR Corp. ("FMR"). The Schedule 13G reports that each of Edward C. Johnson 3d (Chairman and 12.0% shareholder of FMR) and FMR (through its wholly owned subsidiary, Fidelity Management & Research Company ("Fidelity"), investment adviser to various investment companies (the "Funds") (including Fidelity Low Priced Stock Fund, which directly holds 911,300 of the shares of Common Stock listed in the table above (the "FMR Shares")) has sole power to dispose of the FMR Shares. The Schedule 13G also reports that neither Mr. Johnson nor FMR has sole power to vote the FMR Shares, which power resides with the Funds' Boards of Trustees. Fidelity votes the FMR Shares under written guidelines established by such Boards. The Schedule 13G reports the addresses of FMR, Fidelity and the Funds as 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Based solely on the Schedule 13G dated February 7, 2000, filed with the Commission by Emerald Advisors Inc. ("Emerald"). The Schedule 13G reports that Emerald holds the number of shares of Common Stock listed in the table above. Emerald has sole power to dispose of 530,487 of such shares, and has sole power to vote 337,092 of such shares. Emerald does not share voting power with respect to any of such shares. The address of Emerald is 1857 William Penn Way, Lancaster, Pennsylvania 17601.

(5) Based solely on the Schedule 13G, dated February 10, 2000, filed with the Commission by Capital Research and Management Company ("Capital") and SMALLCAP World Fund, Inc. ("SMALLCAP"). The Schedule 13G reports that Capital has sole power to dispose of 502,500 shares of Common Stock listed in the table above (the "Capital Shares") and that SMALLCAP has sole power to vote the Capital Shares. The Schedule 13G reports the addresses of Capital and SMALLCAP as 333 South Hope Street, Los Angeles, California, 90071.

(6) Includes 1,900 shares of Common Stock held by Mr. Clauser as custodian for his children and seven shares of Common Stock held by his wife, as to all of which shares he disclaims beneficial ownership.

(7) Includes 450 shares of Common Stock held by Mr. Hoefer's wife, as to all of which shares he disclaims beneficial ownership.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, and the regulations thereunder, require the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Commission and to furnish the Company with copies of these reports. Based on the Company's review of the copies of these reports received by it, and written representations received from reporting persons, the Company believes that all filings required to be made by the reporting persons during the 2000 fiscal year and prior fiscal years were made on a timely basis.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the directors and executive officers of the Company.

NAME                                         AGE             POSITIONS WITH COMPANY
----                                         ---   -------------------------------------------
Richard H. Penske..........................  57    Chairman of the Board and Chief Executive
                                                   Officer
Alan R. Hoefer.............................  66    Director +
Mark A. Randol.............................  65    Director +
Douglas J. Tigert, Ph.D....................  62    Director +
John F. Eureyecko..........................  52    President, Chief Operating Officer,
                                                   Secretary and Director
Sharon J. Zondag...........................  44    Senior Vice President -- Store Operations
Barry R. Clauser...........................  46    Senior Vice President -- Merchandise
                                                   Operations
Gilbert P. Hollander.......................  46    Senior Vice President of Merchandise
                                                   Purchasing
Brandon R. Lehman..........................  48    Treasurer
Lisa E. Sankovsky..........................  39    Vice President -- Real Estate
Richard J. McKeon..........................  42    Director of Management Information Systems
Christopher J. Barone......................  36    Corporate Controller

---------------

+ Member of the Audit and Compensation Committees.

     RICHARD H. PENSKE has served the Company and its predecessor in various capacities for more than 25 years. Mr. Penske served as President of the Company from 1980 to June 1996, and has served as the Chief Executive Officer since 1986. Mr. Penske has served as a director of the Company since 1978.

     ALAN R. HOEFER has served as a director of the Company since March 1994. Since August 1988, Mr. Hoefer has been the Managing General Partner of Alan Hoefer & Co., a private investment banking firm.

     MARK A. RANDOL has served as a director of the Company since March 1994. Mr. Randol is currently self-employed as a commercial real estate consultant. From 1979 to March 1998, Mr. Randol served as the President of Forest City Management, Inc., a real estate development company.

     DOUGLAS J. TIGERT, PH.D. has served as a director of the Company since April 2000. Dr. Tigert is a Professor of Retail Marketing at Babson College, Wellesley, Massachusetts, and specializes in consumer research, strategic planning and financial and productivity analysis in the retailing arena. His academic research, writing and consulting activities focus on issues which cross over a number of retailing sectors, including food, category killers, supermarkets, mass merchandisers, department stores, warehouse clubs, specialty fashion chains and home improvement stores. Dr. Tigert earned his Ph.D. in Marketing from Purdue University in West Lafayette, Indiana, in 1966.

     JOHN F. EUREYECKO joined the Company in October 1991 and has served as President and Chief Operating Officer since June 1996. Mr. Eureyecko had previously served as Executive Vice President from January 1992 to June 1996 and as Chief Financial Officer from February 1994 to June 1996. Mr. Eureyecko was elected as Secretary in January 1992 and as a director in March 1994. Mr. Eureyecko joined the Company with 18 years experience at Triangle Building Supplies and Lumber Co., a building materials retailer, where he last served as Senior Vice President and General Manager.

     SHARON J. ZONDAG joined the Company in October 1976 as an Assistant Store Manager. Ms. Zondag served as Vice President -- Store Operations from February 1986 to March 1988. Since March 1988, Ms. Zondag has served as Senior Vice President -- Store Operations.

     BARRY R. CLAUSER joined the Company in October 1976 as an assistant to the Executive Vice President. He has served as the Company's Senior Vice
President -- Merchandise Operations since April 1988.

     GILBERT P. HOLLANDER joined the Company in May of 1997 as Director of New Business Development, was promoted to Vice President of Merchandise Purchasing in February of 1999 and was promoted to Senior Vice President of Merchandise Buying in February of 2000. Prior to joining the Company, Mr. Hollander held various senior management positions with Silver & Gold Connection, a kiosk-based jewelry retailer and has owned and operated his own wholesale and retail jewelry business.

     BRANDON R. LEHMAN joined the Company in August 1991 as a staff accountant and became the Corporate Controller in 1992. Mr. Lehman was elected Treasurer in March 1994. Mr. Lehman joined the Company with 16 years of experience at Ice City, Inc., a retailer of seasonal products, where he last served as Corporate Treasurer.

     LISA E. SANKOVSKY joined the Company in 1983 as an assistant to Mr. Penske, focusing on lease administration. Ms. Sankovsky served as Director of Real Estate from February 1994 to July 1995. Since July 1995, Ms. Sankovsky has served as Vice President -- Real Estate.

     RICHARD J. MCKEON has served as Director of Management Information Systems since he joined the Company in November 1990. From 1987 to 1990, Mr. McKeon was a programmer trainer with Valley Computer Learning Center, a computer training company.

     CHRISTOPHER J. BARONE has served as the Corporate Controller since October 1994. Prior thereto, he served in various capacities with KPMG LLP from September 1989 to October 1994, most recently as Audit Manager.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Audit Committee and a Compensation Committee. Messrs. Hoefer, Randol and Dr. Tigert serve as members of both the Audit Committee and the Compensation Committee. The functions of the Audit Committee, which held one meeting during fiscal 2000, include reviewing the scope and results of the annual audit, internal accounting procedures and certain other questions of accounting policy. The functions of the Compensation Committee, which acted by unanimous consent in writing on nine occasions during fiscal 2000, include considering and determining all compensation matters relating to the Company's executive officers.

     The Board of Directors held three meetings, and acted by unanimous consent in writing on ten occasions during fiscal 2000. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and committees on which the director served.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors who are not employees of the Company are compensated at the annual rate of $8,000. Non-employee directors will also receive $1,000 for each meeting of the Board of Directors which they attend and, if not held in conjunction with a Board meeting, a fee of $1,000 for each meeting of a committee of the Board of Directors which they attend. The Company also reimburses all directors for their expenses in connection with their activities as directors of the Company. Directors who are also employees of the Company do not receive any compensation for serving on the Board of Directors. Pursuant to the Company's 1994 Stock Option Plan, each director who is a member of the Compensation Committee also receives an annual grant of ten-year options to purchase 3,000 shares of Common Stock at the fair market value on the date of grant, becoming exercisable on the first anniversary of the date of grant.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during fiscal 1998, fiscal 1999 and fiscal 2000 for the Chief Executive Officer of the Company, the Company's four other most highly compensated officers and two individuals for whom disclosures would have been provided but for the fact that the individuals were not serving as executive officers as of the end of fiscal 2000 (the "Named Officers"):

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                                       ANNUAL COMPENSATION      SHARES
                                                       -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION              FISCAL YEAR    SALARY     BONUS       OPTIONS      COMPENSATION
---------------------------              -----------   --------   --------   ------------   ------------
Richard H. Penske......................     2000       $336,234   $110,000       5,000       $49,337(1)
  Chief Executive Officer                   1999        277,500        -0-         -0-        46,618(1)
                                            1998        199,235    100,000      25,000        51,396(1)
John F. Eureyecko......................     2000       $333,753   $110,000      10,000       $ 6,982(2)
  President                                 1999        285,534    130,000         -0-         2,082(3)
                                            1998        222,057    105,000      25,000         7,255(3)
Sharon J. Zondag.......................     2000       $167,051   $ 40,000       5,000       $ 7,352(3)
  Senior Vice President --                  1999        148,586     55,000         -0-         3,744(3)
  Store Operations                          1998        128,050     45,000      15,000         5,405(3)
Barry R. Clauser.......................     2000       $166,668   $ 36,000       5,000       $ 6,746(3)
  Senior Vice President --                  1999        148,470     50,000         -0-         3,622(3)
  Merchandise Operations                    1998        128,495     38,000      15,000         5,247(3)
Gilbert P. Hollander...................     2000       $155,192   $ 20,000      25,000       $ 5,932(3)
  Senior Vice President --                  1999        110,673     15,000         -0-         2,570(3)
  Merchandise Buying                        1998         74,615     15,000      12,000           -0-
Susan S. Iseminger.....................     2000       $114,525   $ 32,600       2,000       $ 4,852(3)
  Vice President --                         1999        105,095     25,000         -0-         2,910(3)
  Store Operations                          1998         93,983     28,000         -0-         3,520(3)
Brandon R. Lehman......................     2000       $ 98,627   $ 15,000       2,000       $ 4,187(3)
  Treasurer                                 1999         89,397     20,000         -0-         2,558(3)
                                            1998         81,695     15,500         -0-         3,249(3)

---------------
(1) The compensation reported represents: (i) the Company's contributions and matching payments under the Company's Retirement and Savings Plan in the aggregate amounts of $7,716 in fiscal 2000, $2,244 in fiscal 1999, and $6,601 in fiscal 1998; (ii) the premiums on a life insurance policy on the life of Mr. Penske, of which Mr. Penske's wife is the sole beneficiary, which were $2,559 in fiscal 2000, $3,959 in fiscal 1999, and $3,409 in fiscal 1998; and (iii) the amount, on a term loan approach, of the benefit of the whole-life portion of the premiums for a split dollar life insurance policy paid by the Company projected on an actuarial basis, which amount was $39,062 in fiscal 2000, $40,415 in fiscal 1999, and $41,386 in fiscal 1998.

(2) The compensation reported represents: (i) the Company's contributions and matching payments under the Company's Retirement and Savings Plan in the aggregate amount of $6,397; (ii) the premium on a life insurance policy on the life of Mr. Eureyecko, of which Mr. Eureyecko's family trust is the sole beneficiary, which was $135; and (iii) the premium on a life insurance policy on the life of Mr. Eureyecko, of which Mr. Eureyecko's wife and family trust are equal beneficiaries, which was $450.

(3) The compensation reported represents the Company's contribution and matching payments under the Company's Retirement and Savings Plan.

STOCK OPTION EXERCISES AND HOLDINGS

     The following table contains information concerning the stock option grants made to each of the Named Officers in fiscal 2000:

                          OPTION GRANTS IN FISCAL 2000

                                                                                         POTENTIAL REALIZABLE
                                                                                               VALUE AT
                                                   INDIVIDUAL GRANTS                     ASSUMED ANNUAL RATES
                                 -----------------------------------------------------            OF
                                 NUMBER OF     % OF TOTAL                                    STOCK PRICE
                                 SECURITIES     OPTIONS                                    APPRECIATION FOR
                                 UNDERLYING    GRANTED TO    EXERCISE                       OPTION TERM(2)
                                  OPTIONS     EMPLOYEES IN   PRICE PER    EXPIRATION     --------------------
NAMED OFFICER                    GRANTED(1)   FISCAL 2000      SHARE         DATE           5%         10%
-------------                    ----------   ------------   ---------   -------------   --------   ---------
Richard H. Penske..............    5,000(3)         3%        $  9.00    April 9, 2009   $28,300    $ 71,718
John F. Eureyecko..............   10,000(3)         7            9.00    April 9, 2009    56,601     143,437
Sharon J. Zondag...............    5,000(3)         3            9.00    April 9, 2009    28,300      71,718
Barry R. Clauser...............    5,000(3)         3            9.00    April 9, 2009    28,300      71,718
Gilbert P. Hollander...........   25,000(3)        17          8.8125    April 1, 2009   138,553     351,121
Susan S. Iseminger.............    2,000(3)         1            9.00    April 9, 2009    11,320      28,687
Brandon R. Lehman..............    2,000(3)         1            9.00    April 9, 2009    11,320      28,687

---------------
(1) Numbers shown represent options granted under the 1994 Stock Option Plan to purchase Common Stock.

(2) Future value of current-year grants assuming appreciation in the market value of the Common Stock of 5% and 10% per year over the ten-year option period. The actual value realized may be greater than or less than potential realizable values set forth in the table.

(3) All options are exercisable one year from date of grant.

     The following table provides information related to options exercised during fiscal 2000 by each of the Named Officers and the number and value of options held at March 31, 2000 by such individuals:

 AGGREGATE OPTION EXERCISES IN FISCAL 2000 AND OPTION VALUES AT MARCH 31, 2000

                                                              NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                  SHARES                  OPTIONS AT MARCH 31, 2000          MARCH 31, 2000
                                ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAMED OFFICER                    EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------                   -----------   --------   -----------   -------------   -----------   -------------
Richard H. Penske.............         --          --       31,443        11,057              --        $21,875
John F. Eureyecko.............         --          --      112,500        67,498        $342,937         54,066
Sharon J. Zondag..............         --          --       58,498        26,502         301,687         21,875
Barry R. Clauser..............         --          --       58,498        26,502         301,687         21,875
Gilbert P. Hollander..........         --          --        4,800        37,200              --        114,062
Susan S. Iseminger............         --          --       16,800         3,200          96,540         18,000
Brandon R. Lehman.............         --          --       16,800         3,200          96,540         18,000

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors, consisting entirely of non-employee directors, is responsible for reviewing and approving the Company's compensation policies and the compensation paid to executive officers. The Company's compensation policies are structured to enable the Company to attract, retain and motivate highly qualified executive officers to contribute to the Company's goals and objectives and its overall financial success. In determining executive compensation, the Compensation Committee reviews and evaluates information supplied by management and bases decisions both on the Company's performance and on the individual's contribution and performance. The compensation of executive officers includes salary and incentive compensation. The Chief Executive Officer's compensation for fiscal 2000 was based on the same guidelines set forth in this report for executive officers in general.

  Salary

     The Compensation Committee reviews the salary of each executive officer in relation to the salary paid to him or her in the previous year and with regard to general industry conditions or trends. The salaries are set at levels intended to reward achievement of individual and Company goals and to motivate and retain highly qualified executives whom the Compensation Committee believes are important to the continued success of the Company. While the Compensation Committee's decisions are largely subjective rather than based on formulas, the Compensation Committee does consider various measures of the financial condition of the Company in absolute terms and in relation to internal performance goals.

  Incentive Compensation

     The Compensation Committee believes that incorporating annual incentive compensation into the total compensation of executive officers encourages the executives to have the common goal of achieving the Company's economic and strategic objectives. As with salary considerations, the Compensation Committee bases its decisions regarding incentive compensation, which may take the form of cash bonuses, grants of stock options or grants of restricted stock, on both corporate and individual performance. Decisions are made on a subjective basis and are not based on formulas.

  Summary

     As described above, the Compensation Committee believes that its policies and actions have motivated and rewarded, and will continue to motivate and reward, the executive officers who contribute to the Company's financial performance and increase the Company's value to stockholders.

                COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

          Alan R. Hoefer, Mark A. Randol and Douglas J. Tigert, Ph.D.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the percentage change in the cumulative total stockholder return on the Common Stock for the last five fiscal years, and the cumulative total return on the S & P 500 Index and the Dow Jones Specialty Retail Index during such period. The comparison assumes $100 was invested on March 31, 1995 in the Company's Common Stock and in each of the foregoing indices and assumes the reinvestment of any dividends.


                                                 PIERCING PAGODA, INC.     DOW JONES SPECIALTY RETAIL            S&P 500
                                                 ---------------------     --------------------------            -------
3/31/95                                                 100.00                       100.00                      100.00
3/31/96                                                 179.41                       118.75                      132.11
3/31/97                                                 297.06                       118.95                      158.30
3/31/98                                                 367.65                       179.11                      234.27
3/31/99                                                 157.64                       250.20                      277.52
3/31/00                                                 253.91                       309.66                      327.32
6/30/00                                                 255.75                       247.76                      318.62

EXHIBIT INDEX

EXHIBIT 1   Offer to Purchase dated August 22, 2000.(1)

Exhibit 2   Letter of Transmittal.(1)

Exhibit 3 Letter to Stockholders of Piercing Pagoda, Inc., dated August 22, 2000.(2)

Exhibit 4   Opinion of ING Barings LLC dated August 10, 2000.(3)

Exhibit 5 Agreement and Plan of Merger, dated as of August 11, 2000, by and among Zale Corporation, Jewelry Expansion Corp. and Piercing Pagoda, Inc.(4)

Exhibit 6 Mutual Non-Disclosure Agreement, dated March 28, 2000 between Piercing Pagoda, Inc. and Zale Corporation.(1)

Exhibit 7 Letter Agreement, dated as of July 7, 2000, between Piercing Pagoda, Inc. and Zale Corporation.(1)

Exhibit 8 Tender and Voting Agreement, dated as of August 11, 2000, by and among Zale Corporation; Jewelry Expansion Corp.; Richard H. Penske; John F. Eureyecko; Barry R. Clauser; Sharon J. Zondag; Gilbert P. Hollander; Brandon R. Lehman; Alan R. Hoefer; Mark A. Randol; Patrick Capital, FLP; and various trusts established for the benefit of Richard H. Penske, Patricia L. Penske, Victoria L. Penske, Crislyn A. Penske, Lisa P. Penske, and R. Stephen Penske.(5)

Exhibit 9 Engagement Letter between Piercing Pagoda, Inc. and ING Barings LLC, dated May 26, 2000.

Exhibit 10 Restrictive Covenant Agreement among Zale Corporation, Piercing Pagoda, Inc. and Richard H. Penske, dated August 11, 2000.(6)

Exhibit 11 Press Release issued by Piercing Pagoda, Inc. and Zale Corporation, dated August 11, 2000.(7)
---------------
(1) Incorporated by reference to Schedule TO filed by Zale Corporation and Jewelry Expansion Corp.

(2) Included in copies of the Schedule 14D-9 mailed to stockholders.

(3) Included as Annex I to the Schedule 14D-9 mailed to stockholders.

(4) Incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed by Piercing Pagoda, Inc. with the Securities and Exchange Commission on August 14, 2000.

(5) Incorporated by reference to Exhibit 10.65 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed by Piercing Pagoda, Inc. with the Securities and Exchange Commission on August 14, 2000.

(6) Incorporated by reference to Exhibit 10.66 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed by Piercing Pagoda, Inc. with the Securities and Exchange Commission on August 14, 2000.

(7) Incorporated by reference to the Schedule 14D-9 filed by Piercing Pagoda, Inc. on August 11, 2000 containing preliminary communications regarding the Offer.